NUANCE COMMUNICATIONS, INC.	ONE WAYSIDE ROAD BURLINGTON, MA 01803	781 565 5000 NUANCE. COM

February 16, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Stephen Krikorian

Christine Dietz

Barbara C. Jacobs

Ji Shin

Laura Veator

Re:	Nuance Communications, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2016

Filed November 22, 2016

Form 8-K furnished on November 17, 2016

File No. 001-36056

Ladies and Gentlemen:

On behalf of Nuance Communications, Inc. (the “Company”), this letter is to confirm that the Company has received comments from the staff of the Securities and Exchange Commission (the “Commission”) by letter dated February 2, 2017, relating to the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2016 filed with the Commission on November 22, 2016 and the Company’s current report on Form 8-K furnished to the Commission on November 17, 2016. The Company is in the process of preparing a response and requires additional time to research certain responses internally and review its proposed responses with its outside counsel and independent public accounting firm. The Company expects to have the response completed during the week of February 27, 2017.

Please direct your questions or comments regarding the Company’s response to the undersigned at (781) 565-5000. Thank you for your assistance.

Sincerely,

/s/ Kenneth Siegel

Kenneth Siegel

General Counsel

cc:	Paul Ricci, Nuance Communications, Inc.

Daniel Tempesta, Nuance Communications, Inc.

Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, Professional Corporation